02022320

ED STATES
:XCHANGE COMMISSION
.gton, D.C. 20549

7-5-02

OMB APPROVAL
OMB Number: 3235-0123 Expires: October 31, 2001 Estimated average burden hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51808

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF THE BROKER-DEALER: **G.L.S. & ASSOCIATES INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

RECD S.E.C.
APR 2 4 2002

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Clinton Avenue, AmSouth Center, Suite 707
(No. and Street)

Huntsville	AL	35801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory L. Smith (256) 539-4805
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BYRD, SMALLEY, EVANS & ADAMS PC

(Name – *if individual, state last, first, middle name*)

237 Johnson Street, Street, S.E., Post Office 2179,	Decatur,	AL	35602-2179
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 1 0 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, GREGORY L. SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.L.S. & ASSOCIATES, INC, as of DECEMBER 31, 2001, XIX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

William S. Hawkins

Notary Public

expires 8-13-2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Byrd, Smalley,
Evans & Adams, P.C.
Certified Public Accountants & Consultants

8-51808

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street S.E.
Post Office Box 2179
Decatur, AL 35602-2179

Larry O. Byrd, CPA
Timothy A. Smalley, CPA
Stan A. Evans, CPA
John R. Adams, CPA

Angie A. Harris, CPA
Laura S. Berry, CPA
Kerry A. Burroughs, CPA
Daphne L. Baker, CPA
Shannon C. Dunaway, CPA
Lisa A. Nuss, CPA
Amy E. Brasher, CPA

March 18, 2002

SEC
450 5th Street NW
Washington, D.C. 20549

NASD Regulation, Inc./Systems Support
9509 Key West Avenue, 3rd Floor
Rockville, MD 20850

SEC – Atlanta District Office
3475 Lenox Road, NE
Suite 1000
Atlanta, GA 30326-1232

NASD Regulation, Inc.
1100 Poydras Street
Energy Centre, Suite 850
New Orleans, LA 70163-0802
Attn: Lance Murray

RE: G.L.S. & Associates, Inc.
200 Clinton Avenue
AmSouth Centre, Suite 707
Huntsville, AL 35801
<u>Firm ID: 47502</u>

Dear Sir or Madam:

On February 28, 2002 our client, G.L.S. & Associates, Inc. filed with your office their audited financial statements, together with our opinion on those financial statements. On page 9 of that report, we made an error in reporting the *Net Capital Requirement* for the Year 2001. Included with this letter is a corrected page 9 of that report that we request you replace with the page that was originally sent to you.

G.L.S. & Associates, Inc. furnished the correct information on the FOCUS REPORT that you previously received and likewise furnished to us. Furthermore, it is our belief that G.L.S. & Associates, Inc. strives to file complete and accurate reports. We accept full responsibility for this mistake and request that you accept our apologizes for any problems this has caused.

If we can be of further assistance, please do not hesitate to contact us.

Very truly yours,

Timothy A. Smalley, CPA

CC: Mr. Gregory L. Smith

G.L.S. & Associates, Inc.
COMPUTATION OF NET CAPITAL
December 31, 2001 and 2000

	2001	2000
Total ownership equity from Statement of Financial Condition	$ 46,799	$ 48,793
Deduct ownership equity not allowable for Net Capital	-	-
Total ownership equity qualified for Net Capital	46,799	48,793
Deductions and/or changes:		
Nonallowable assets from Statement of Financial Condition		
Property and equipment, net	11,892	12,900
Accounts Receivable--Commissions	2,202	7,570
NASD Common Stock	1,100	1,100
Due from Stockholder	1,000	1,000
Total Nonallowable assets from Statement of Financial Condition	16,194	22,570
Net Capital	30,605	26,223
Net Capital Requirement	5,613	5,000
Excess Net Capital	$ 24,992	$ 21,223

See accountant's report and notes to financial statements